

10035561

)MMISSION

..˽˽49

C M

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W JEFFERSON STREET, SUITE 102
(No. and Street)

BLOOMINGTON	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY PELO 309 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W PHILLIPS, CPA
(Name – *if individual, state last, first, middle name*)

1600 HUNT DRIVE, SUITE B	NORMAL	IL	61761
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/2010
JD

OATH OR AFFIRMATION

I, MARY A PELO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Pelo
Signature

Finop
Title

Kettra J Baker
Notary Public



OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/22/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2009

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2009 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Phillips & Associates, CPA's, P.C.

February 24, 2010

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Financial Position
December 31, 2009

	Total
Assets	
Cash-note 3	$ 87,893
Commission and related receivable-note 4	1,739,834
Inventory	421,610
Prepaid expenses	12,877
Notes receivable - related parties -current portion	56,304
Equipment net of accumulated depreciation	40,134
Notes receivable - related parties - noncurrent	365,808
Security deposit with clearing house	63,791
Total Assets	$ 2,788,251
Liabilities	
Accounts payable	$ 252,442
Commissions payable	1,443,061
Total Liabilities	1,695,504
Stockholders Equity	
Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding	229,435
Paid in capital	621,912
Retained earnings (deficit)	241,401
Total Stockholders Equity	1,092,748
	$ 2,788,251

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2009

	2009
Revenue:	
Securities commissions	
- Listed stock	$ 74,848
- OTC stock	14,316,688
- Mutual funds	1,036,678
- Options	286,911
- Bonds	1,934,520
Variable Annuity Commissions	1,049,780
Fixed Income	170,811
Private Placements Fees	51,150
Limited Partnership Commissions	69,553
Inventory- Trading Profits	352,543
Fixed Insurance Commissions	38,516
Variable Life Insurance Commissions	56,172
Total Commissions	19,438,168
Interest Income	334,169
Registered Investment Advisory Fees	219,912
Miscellaneous Service Fees	2,629,193
Other Miscellaneous Products and Services	63,407
Total Revenues	22,684,848
Expenses:	
Commissions Expense	18,305,939
Management Fees to Parent Company -note 5	685,005
Principal Clearance	1,210,644
Quote Service Rental (net of reimbursements of $19,414)	14,581
Broker Registration Fees (Net of reimbursements of $156,829)	97,802
Legal and Professional Fees	91,950
Other Broker Charges	(77,315)
Signature Guarantee Service	740
Interest Expense	2,778
Other General and Administrative Expenses -page 12	2,685,567
Total Expenses	23,017,691
Income (Loss) Before Income Taxes	(332,842)
Income Tax Expense(Refundable) -note 6	(79,275)
Net Income (Loss) for the Year	(253,568)
Retained Earnings - Beginning of Year	494,968
Retained Earnings (Deficit) - End of Year	$ 241,401

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flow from Operating Activities		
Net Income (loss)	$	(253,568)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		7,469
Change in Current Assets and Liabilities		
Decrease (Increase) in		
Commissions and related receivables		(876,241)
Refundable Income Taxes		89,397
Other assets and receivables		(121,525)
Increase (Decrease) in		
Accounts Payable		241,348
Commissions Payable -note 5		581,848
Net Cash Provided by (Used for) Operating Activities		(331,272)
Cash Flow from Investing Activities		
Purchases of equipment		(33,876)
Net Cash Provided by (Used for) Investing Activities		(33,876)
Cash Flow from Financing Activities		
Paid in capital		-
Increase in Security Deposits		-
Net Cash Provided by (Used for) Financing Activities		-
Net Increase (decrease) in Cash		(365,148)
Cash at Beginning of Year		453,041
Cash at End of Year -note 3	$	87,893

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance at beginning of year	$ 229,435	$ 621,912	$ 494,968	$ 1,346,315
Add: Net income (loss)	-	-	(253,568)	(253,568)
Capital Contribution			-	-
Balance at end of year	$ 229,435	$ 621,912	$ 241,400	$ 1,092,747

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Nature of Operations

First Midwest Securities, Inc. is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Federal Regulatory Authority, Inc.(FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Company.

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities. The broker-dealer operates several branches and contracts with independent brokers in rural and suburban communities approximately 17 states in the United States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle-income individuals.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the year ended December 31, 2009, the company recognized income tax benefits equal to savings provided to its parent corporation as a result of filing its return on a consolidated basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting for Uncertain Tax Positions

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

Advertising

Advertising costs are charged to operations when incurred and amounted to $61,466.

Equipment and Depreciation

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 – CASH

The following is a summary of cash in banks and held by others in fully insured accounts as of December 31, 2009.

	2009
Checking	$ 87,893

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 4 - COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2009:

	Total
Securities Commissions:	
Clearing Houses	$1,576,033
Direct Business Receivable	76,644
Variable Annuity Commissions	7,585
Mutual Fund Commissions	4,420
Broker Advances	75,152
Total	$1,739,834

NOTE 5 - RELATED PARTY TRANSACTIONS

Intercompany Activities

First Midwest Securities, Inc. pays its parent company a management fee each month based on the net income of the company before deducting the management fee. The management fee was $685,005 for 2009.

First Midwest Securities, Inc. also incurs activity with its affiliate, First Midwest Insurances Services, Inc. There was $1,764 receivable from the affiliate at year end, which is included in the notes receivable below.

Consolidated Income Taxes

First Midwest Securities, Inc. receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. (See also note 7).

Notes Receivable

The Company makes advances to employees and independent brokers in the form of notes with various terms for repayment and forgiveness. The terms for repayment and forgiveness do not specify certain dates or amounts. Therefore, the amounts are estimated as current or noncurrent based on past experience as follows:

Year	Amount Due
2010	$ 56,304
2011	33,814
Thereafter	331,994
	$ 422,112

NOTE 6 – OPERATING LEASE

The Company leases its office space in Illinois under a lease agreement for $8,224 per month. The lease runs through October 31, 2014. Office space is also leased in California under a lease agreement for $900 per month. . That lease runs through May 31, 2010. The leases are classified as operating leases. Office lease paid during 2009 was $97,016. The following are annual future minimum amounts due under the current operating leases.

2011	$ 103,188
2012	98,688
2013	98,688
2014	82,240
	$ 382,804

The Company has lease agreements for various operating purposes on a month-to-month basis and an agreement to provide office space for a related party which totaled $10,200.

NOTE 7 - INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

The current provision for income taxes including deferred components resulting from the tax effects of filing a consolidated return was a tax refund in the amount of $79,275.

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

NOTE 8 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective January 1, 2009, the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions." This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2006 to 2008 remain subject to examination by the taxing authorities.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 9 – DEPOSIT WITH CLEARING ORGANIZATIONS

The Company is required to maintain deposits of $ 63,791 with the organizations that clear its customers' transactions. The $63,791 is included in other assets.

NOTE 10 - PENSION PLANS

The Company contributes matching contributions to savings incentive retirement accounts for eligible employees. The contribution matches the employee's salary reduction contribution up to 3% of earnings. The Company may make non-elective contributions equal to 2% of compensation in lieu of the matching contribution. The company contributed $38,100 during the year.

NOTE 11 - NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are the greater of 6.67% of total liabilities or $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

NOTE 12 - STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

NOTE 13 - CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. The company was within the insured limit at year end.

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2009.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 20X9.

Fair Value Measurements on a Recurring Basis - As of December 31, 2009

	Level 1	Level 3	Total
Assets			
Securities Owned			
Equities	$ 3,212	$ -	$ 3,212
Bonds & CDs	137,958	-	137,958
Security Deposits with Clearing House	63,791	-	63,791
Notes receivable – related parties – current	-	54,540	54,540
Notes receivable – related parties – noncurrent	-	365,808	365,808
Total	$ 204,961	$ 420,348	$ 625,309

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

Total Gains/Losses Included in Income

Principal Transactions

	Notes Receivable Related Parties
Assets	
Beginning of Year	$ 109,586
Purchases, sales, issuances and settlements (net)	310,762
End of Year	$ 420,348

NOTE 15 – CONTINGENCIES

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying financial statements of First Midwest Securities, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required supplementary information. Such information, except for page 16 which is unaudited and for which we express no opinion, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Associates, CPAs, P.C.

February 24, 2010

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Year Ended December 31, 2009

Other General and Administrative Expenses	
Personnel costs	$ 1,557,136
Accounting	25,390
Advertising	57,621
Charitable donations	3,000
Depreciation	7,469
Dues and subscriptions	94,387
Consulting Services	17,281
Educational expenses	4,523
Repairs & Maintenance	6,726.99
Franchise Tax	1,244.77
Commissions Processing Expense	5,369.04
Trading Errors	135,526.09
Equipment rental	13,672
Insurance	318
Technology expenses	232,560
Licenses and permits	16,138
Professional and Legal Fees	280,906
Office Expense	64,416
Rent	116,868
Travel	45,015
Total Expenses	$ 2,685,567

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2009

Total stockholder's equity per financial statement	$ 1,092,748
Deduct	
Haircuts on securities	(8,576)
Total nonallowable assets per statement of financial position	(564,836)
Net Capital	$ 519,336

Computation of Excess Net Capital Requirement
December 31, 2009

Net Capital	$ 519,336
Deduct: Minimum dollar net capital requirement -note 7	(113,034)
Excess Net Capital	$ 406,302

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
December 31, 2009

Unaudited net capital per Focus Report		519,336
Adjustments to asset accounts -increase (decrease)		-
Adjustments to liability accounts -decrease (increase)		-
Audited net capital	$	519,336

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

Unaudited Excess Net Capital	$	406,302
Adjustments to asset accounts- increase (decrease)		-
Adjustments to liability accounts-decrease (increase)		-
Audited Excess Net Capital	$	406,302

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

Phillips & Associates, CPAs, P.C.